===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  _____________

                                    FORM 11-K
                                  _____________


         [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                     For the fiscal year ended December 31, 2003

                                       OR

         [ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from _______ to _______



                          Commission File No. 001-02217



                      CARIBBEAN REFRESCOS, INC. THRIFT PLAN
                            (Full title of the plan)



                              THE COCA-COLA COMPANY
          (Name of issuer of the securities held pursuant to the plan)


                               One Coca-Cola Plaza
                             Atlanta, Georgia 30313
    (Address of the plan and address of issuer's principal executive offices)

 ==============================================================================

                            CARIBBEAN REFRESCOS, INC.
                                   THRIFT PLAN

                              Financial Statements
                        As of December 31, 2003 and 2002
                    and for the Year Ended December 31, 2003
                   Together With Independent Auditors' Report

                      CARIBBEAN REFRESCOS, INC. THRIFT PLAN

                       Financial Statements and Schedules
                        As of December 31, 2003 and 2002
                    and for the Year Ended December 31, 2003


                                Table of Contents


                                                                      Page
                                                                      ----

Independent Auditors' Report                                            1


Statements of Net Assets Available for Benefits                         2


Statement of Changes in Net Assets Available for Benefits               3


Notes to Financial Statements                                           4



                             Supplemental Schedules
                             ----------------------


Schedule H, line 4i - Schedule of Assets (Held at End of Year)         11


Schedule H, line 4j - Schedule of Reportable Transactions              12

BANKS, FINLEY, WHITE & CO.
CERTIFIED PUBLIC ACCOUNTANTS


To the Thrift Plan Committee of
 Caribbean Refrescos, Inc.
Caribbean Refrescos, Inc.
Cidra, Puerto Rico

                          Independent Auditors' Report
                          ----------------------------

We have audited the accompanying statements of net assets available for benefits of the Caribbean Refrescos, Inc. Thrift Plan (the "Plan") as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Caribbean Refrescos, Inc. Thrift Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BANKS, FINLEY, WHITE & CO.

June 18, 2004

                      CARIBBEAN REFRESCOS, INC. THRIFT PLAN

                 Statements of Net Assets Available for Benefits
                           December 31, 2003 and 2002



                                                   2003                   2002
                                                   ----                   ----
ASSETS

Investments (Notes 3 and 4)                $ 27,808,703           $ 23,663,246

Contributions receivable:
    Employer                                      1,747                 12,472
    Participants                                  5,733                 30,980
                                           ------------           ------------
      Total contributions receivable              7,480                 43,452
                                           ------------           ------------

NET ASSETS AVAILABLE FOR BENEFITS          $ 27,816,183           $ 23,706,698
                                           ============           ============









The accompanying notes are an integral part of the financial statements.

                      CARIBBEAN REFRESCOS, INC. THRIFT PLAN

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2003



ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
   Dividend income                                                 $    391,736
   Interest income                                                       59,310
                                                                   ------------
     Total investment income                                            451,046
                                                                   ------------

Contributions:
   Employer                                                             524,677
   Participants                                                       1,319,396
                                                                   ------------
     Total contributions                                              1,844,073
                                                                   ------------

Net appreciation in fair value of
  investments (Note 3)                                                3,419,617
                                                                   ------------

  Total additions                                                     5,714,736
                                                                   ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Distributions to Participants                                         1,595,848

Administrative expenses                                                   9,403
                                                                   ------------

  Total deductions                                                    1,605,251
                                                                   ------------

Net increase in net assets available for benefits                     4,109,485

Net assets available for benefits, beginning of year                 23,706,698
                                                                   ------------

NET ASSETS AVAILABLE
 FOR BENEFITS, END OF YEAR                                         $ 27,816,183
                                                                   ============






The accompanying notes are an integral part of the financial statements.

                      CARIBBEAN REFRESCOS, INC. THRIFT PLAN

                          Notes to Financial Statements
                           December 31, 2003 and 2002


Note 1 - Description of Plan
----------------------------

General

The Caribbean Refrescos, Inc. Thrift Plan (the "Plan") is a defined contribution pension plan covering a majority of the employees of Caribbean Refrescos, Inc. (the "Company"), a wholly-owned subsidiary of The Coca-Cola Company. Eligible employees may begin participating in the Plan after reaching age 18 and completing three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

The election to contribute to the Plan by employees ("Participants") is voluntary. Participant contributions are in the form of payroll deductions with the Company currently contributing an amount equal to 100% of the first 3% of compensation contributed by a Participant subject to certain limitations imposed by the Puerto Rico Income Tax Act of 1954, as amended.

Participants may contribute to the Plan with "Before-Tax" dollars or "After-Tax" dollars. "Before-Tax" contributions are not subject to current federal income taxes. Participants may contribute up to 13% (10% on a "Before-Tax" basis) of their annual compensation to the Plan. For 2003, the maximum "Before-Tax" annual contribution amount was $8,000.

All contributions are paid to a trustee and are invested as directed by Participants and the Company. Participants may direct their contributions into any of the following investment funds:

         Company Stock Fund - Common stock of The Coca-Cola Company with moderate cash and/or cash equivalent holdings for liquidity purposes.

         AIM Money Market Fund - A mutual fund investing primarily in domestic commercial paper and cash management instruments. The fund may also invest in U.S. government, corporate and bank obligations. The instruments purchased have maturities of 60 days or less.

         AIM Income Fund - A mutual fund investing primarily in investment-grade corporate debt, convertibles, and U.S. government debt. The fund may invest up to 35% of assets in lower-rated debt. The fund may also invest in dividend-paying stocks, and it may invest up to 40% of assets in foreign securities.

         AIM Intermediate Government Fund - A mutual fund investing primarily in U.S. government obligations, which may include Treasury securities and mortgage-backed securities. The average weighted maturity typically ranges between three and 10 years.

----------------------------------------

         INVESCO Total Return Fund - A mutual fund investing in a combination of common stocks (normally 55% to 65% of the fund's total assets) and investment grade fixed-income securities (normally 35% to 45% of the fund's total assets).

         INVESCO Dynamics Fund - A mutual fund investing primarily in common stocks of rapidly growing mid-sized companies. The fund may invest a limited amount in foreign securities.

         INVESCO Structured Small Cap Value Equity Trust - A collective trust fund investing primarily in stocks of small companies and seeking long-term capital appreciation.

         INVESCO International Equity Trust - A collective trust fund investing in securities of foreign companies.

         AIM Blue Chip Fund - A mutual fund investing in stocks of large companies that are considered to be market leaders in their respective sectors. The fund may invest up to 25% of assets in foreign securities.

         AIM Global Growth Fund - A mutual fund investing in stocks of large well-established companies in the United States and abroad that show strong earnings momentum.

         AIM Basic Value Fund - A mutual fund normally investing at least 65% of assets in stocks of U.S. companies with market capitalization of more than $500 million, with the balance invested in stocks of smaller companies, investment-grade convertibles, and U.S. government securities. Up to 25% of assets may be invested in foreign securities.

All Company contributions are invested in the Company Stock Fund and are immediately vested to the Participants.

Participants are allowed to transfer rollover contributions from other qualified retirement plans or Individual Retirement Accounts into the Plan.

Valuation of Participant Accounts

Participant account balances are valued based upon the number of units of each investment fund credited to Participant accounts. Units are revalued on a daily basis to reflect earnings and other transactions. Participant account balances are updated on a daily basis to reflect transactions affecting account balances.

----------------------------------------

Participant Loans

Participants may borrow from their account balances subject to certain limitations. Participant loans may be taken from a combination of "Before-Tax", "After-Tax" and rollover account balances.

The following applies to Participant loans:

(a) The maximum amount that a Participant may borrow is the lesser of 50% of their account balance or $50,000. The $50,000 maximum is reduced by the Participant's highest outstanding loan balance on any loans during the preceding 12 months.
(b) The minimum amount that a Participant may borrow is the lesser of 50% of their account balance or $1,000.
(c) The loan interest rate is the prime rate (as published in The Wall Street Journal at the inception of the loan) plus 1%.
(d) The loan repayment period is one to five years for a general purpose loan and one to 15 years for a loan used to purchase or build a principal residence.

Payment of Benefits

Generally, payments from the Plan are made in a single lump sum upon a Participant's retirement, termination or disability. However, if a Participant dies, the surviving spouse or other designated beneficiary may choose to receive payment from the Plan in up to 10 annual installments.

Administration

The Company is the named plan administrator as defined in ERISA Section 3(16)(A). However, the Thrift Plan Committee of Caribbean Refrescos, Inc. (the "Committee"), on behalf of the Company and as designated in the Plan document, has substantial control of and discretion over the administration of the Plan. Certain administrative expenses of the Plan were paid by the Company. Administrative expenses paid by the Plan during 2003 were $9,403.

----------------------------------------

Plan Termination

The Company expects the Plan to be continued indefinitely but reserves the right to terminate the Plan or to discontinue its contributions to the Plan at any time, by written document approved by the Committee. In the event of termination, the Committee may either:

         (a)      continue the trust for as long as it considers advisable, or
         (b) terminate the trust, pay all expenses from the trust fund, and direct the payment of Participant account balances, either in the form of lump-sum distributions, installment payments, or any other form selected by the Committee.

Additional information about the Plan is available from the Company's Human Resources Department.

Note 2 - Summary of Significant Accounting Policies
---------------------------------------------------

Basis of Accounting

The financial statements of the Plan are maintained on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of Investments

All investments are stated at fair value. The investments in common stock of The Coca-Cola Company and the mutual funds are determined at the quoted prices in active markets at the last reported sales price on the last business day of the Plan year. Participant loans are valued based upon remaining unpaid principal plus any accrued but unpaid interest.

Note 3 - Investments
--------------------

The fair value of investments at December 31 is as follows:

                                                      2003              2002
                                                      ----              ----

Participant-directed investments                 $ 11,910,292       $  9,944,847
Nonparticipant-directed investments                15,898,411         13,718,399
                                                 ------------       ------------
                                                 $ 27,808,703       $ 23,663,246
                                                 ============       ============

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31 is as follows:

                                                      2003              2002
                                                      ----              ----

Common stock of The Coca-Cola Company            $ 22,591,616       $ 19,515,595
AIM Money Market Fund                            $  1,539,405                 -
INVESCO Cash Reserves Fund                                 -        $  1,496,594

Investments in common stock of The Coca-Cola Company include both participant-directed and nonparticipant-directed investments.

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value (as determined by quoted market price) by $3,419,617 as follows:

Common stock of The Coca-Cola Company            $ 3,076,021
Mutual funds                                         300,680
Collective trust funds                                42,916
                                                 -----------
                                                 $ 3,419,617
                                                 ===========

Note 4 - Nonparticipant-Directed Investments
--------------------------------------------

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                           December 31,            December 31,
                                               2003                    2002
                                           ------------            ------------

Net assets, at fair value:
   Company Stock Fund                      $ 15,898,411            $ 13,718,399

                                                   Year Ended
                                               December 31, 2003
                                               -----------------

Changes in net assets:
   Contributions                                  $   524,677
   Dividends                                          265,010
   Net appreciation                                 2,029,227
   Distributions to Participants                     (587,799)
   Transfers to other investment funds                (47,596)
   Administrative expenses                             (3,507)
                                                  ------------
       Net increase in net assets                 $ 2,180,012
                                                  ============

Note 5 - Transactions with Party-in-Interest
--------------------------------------------

The Plan received dividends on common stock of The Coca-Cola Company during 2003 of $391,736. The Plan held 445,155 shares of common stock of The Coca-Cola Company as of December 31, 2003 and 2002 with a fair value of $22,591,616 and $19,515,595, respectively.

Note 6 - Income Tax Status
--------------------------

The Plan qualifies under Section 165(a) of the Puerto Rico Income Tax Act of 1954 (the "Act"), as amended, (for applicable tax years) and Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended, (for applicable tax years) and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the applicable tax requirements to maintain its qualification. The Plan obtained a determination letter on October 19, 1990, in which the Puerto Rico Department of the Treasury ruled that the Plan, as then designed, was in compliance with the applicable requirements of the Act. The Plan has been amended subsequent to receiving this determination letter. The Plan obtained letters on October 22, 1998 and September 27, 2000, in which the Puerto Rico Department of the Treasury ruled that the amendments do not affect the qualified status of the Plan. The Thrift Plan Committee of Caribbean Refrescos, Inc. and the Company's tax counsel believe the Plan is currently designed and being operated in material compliance with the applicable tax requirements.

                              CARIBBEAN REFRESCOS, INC. THRIFT PLAN
                                     EIN: 66-0276572 PN: 001

                 Schedule H, line 4i - Schedule of Assets (Held at End of Year)
                                        December 31, 2003



                                        (c)  Description of investment
       (b) Identity of issue,                  including maturity date,
         borrower, lessor or                  rate of interest, collateral,                                           (e) Current
(a)         similar party                        par, or maturity value                          (d) Cost                  value
---    ----------------------           -----------------------------------                      --------             -----------

     SHORT-TERM INVESTMENTS:

     Federated Government Obligation
       Fund #5                         983,946 units                                             $    983,946      $    983,946

     COMMON STOCK:

 *   The Coca-Cola Company             445,155 shares of common stock                              10,266,910        22,591,616

     MUTUAL FUNDS:

     AIM Advisors, Inc.                1,539,405 units of Money Market Fund                         1,539,405         1,539,405

     INVESCO                           20,313 units of Dynamics Fund                                  384,898           299,421

     INVESCO                           12,263 units of Total Return Fund                              284,675           293,587

     AIM Advisors, Inc.                16,280 units of Income Fund                                    108,111           108,916

     AIM Advisors, Inc.                27,022 units of Intermediate Government Fund                   249,107           248,872

     AIM Advisors, Inc.                61,782 units of Blue Chip Fund                                 869,371           691,955

     AIM Advisors, Inc.                4,666 units of Global Growth Fund                               93,165            73,533

     AIM Advisors, Inc.                6,032 units of Basic Value Fund                                165,981           176,368
                                                                                                 ------------      ------------

        Total Mutual Funds                                                                          3,694,713         3,432,057
                                                                                                 ------------      ------------

     COLLECTIVE TRUST FUNDS:

     INVESCO                           2,114 units of Structured Small Cap Value Equity Trust         140,952           174,282

     INVESCO                           172 units of International Equity Trust                          3,148             3,633
                                                                                                 ------------      ------------

        Total Collective Trust Funds                                                                  144,100           177,915
                                                                                                 ------------      ------------
     PARTICIPANTS' LOANS:

     Loans to Participants             Loans with interest rates ranging from
                                         5.00% to 10.50%                                                    -           623,169
                                                                                                 ------------      ------------

     TOTAL ASSETS (HELD AT END OF YEAR)                                                          $ 15,089,669      $ 27,808,703
                                                                                                 ============      ============

 *   Party-in-interest

                                                11

                               CARIBBEAN REFRESCOS, INC. THRIFT PLAN
                                      EIN: 66-0276572 PN: 001


                     Schedule H, line 4j - Schedule of Reportable Transactions
                               For the Year Ended December 31, 2003



             (b) Description of
                 asset (include                                        (f) Expense                 (h)  Current value
(a) Identity     interest rate and                                         incurred                     of asset on
    of party     maturity in case  (c) Purchase  (d) Selling (e) Lease     with        (g) Cost of      transaction    (i) Net gain
    involved     of a loan)            price         price       rental    transaction     asset        date               or (loss)
    --------     -----------------     --------      -------     ------    -----------     -------      -------------      ---------


THERE WERE NO CATEGORY (i), (ii), (iii) OR (iv) REPORTABLE TRANSACTIONS DURING THE YEAR ENDED DECEMBER 31, 2003.

                                                12

                                   SIGNATURES



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan Committee of Caribbean Refrescos, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      CARIBBEAN REFRESCOS, INC. THRIFT PLAN
                                            (Name of Plan)



                                      By: /s/Candido Collazo
                                          ------------------
                                          Candido Collazo
                                          Chairman, Thrift Plan Committee of
                                           Caribbean Refrescos, Inc.




Date:  June 28, 2004

                                  EXHIBIT INDEX



Exhibit No.                     Description
-----------                     -----------

  23                 Consent of Independent Auditors